UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Sep/2024 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

2

TABLE OF CONTENTS

CONSOLIDATED RESULTS
Key Financial Information	4
Sales Revenues	4
Cost of Sales	5
Income (Expenses)	5
Net finance (expense) income	6
Income tax expenses	7
Net Income attributable to shareholders of Petrobras	7

CAPITAL EXPENDITURES (CAPEX)	8

LIQUIDITY AND CAPITAL RESOURCES	9

CONSOLIDATED DEBT	10
RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS
Adjusted EBITDA and Net cash provided by operating activities – OCF	11
LTM Adjusted EBITDA	12
Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics	13

RESULTS BY OPERATING BUSINESS SEGMENTS
Exploration and Production (E&P)	14
Refining, Transportation and Marketing	15
Gas and Low Carbon Energies	16

GLOSSARY	17

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group (the “Company”) is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.24 in Jan-Sep/2024 compared to R$/US$ 5.01 in Jan-Sep/2023).

Key Financial Information

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Sales revenues	70,601	75,302	(6.2)
Cost of Sales	(34,612)	(35,982)	(3.8)
Gross profit	35,989	39,320	(8.5)
Income (expenses)	(11,900)	(9,309)	27.8
Consolidated net income attributable to the shareholders of Petrobras	10,308	18,625	(44.7)
Net cash provided by operating activities	29,780	31,543	(5.6)
Adjusted EBITDA	33,234	38,944	(14.7)
Average Brent crude (US$/bbl) *	82.79	82.14	0.8
Average Domestic basic oil products price (US$/bbl)	91.76	99.97	(8.2)
* Source: Refinitiv.
US$ million	09.30.2024	12.31.2023	Change (%)
Gross Debt	59,132	62,600	(5.5)
Net Debt	44,251	44,698	(1.0)
Net Debt/LTM Adjusted EBITDA ratio	0.95	0.85	11.8

Sales Revenues

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Diesel	21,086	23,575	(10.6)
Gasoline	9,418	10,881	(13.4)
Liquefied petroleum gas (LPG)	2,400	2,722	(11.8)
Jet fuel	3,477	3,677	(5.4)
Naphtha	1,390	1,357	2.4
Fuel oil (including bunker fuel)	786	834	(5.8)
Other oil products	3,304	3,364	(1.8)
Subtotal Oil Products	41,861	46,410	(9.8)
Natural gas	3,610	4,307	(16.2)
Crude oil	3,421	3,997	(14.4)
Renewables and nitrogen products	147	62	137.1
Breakage	362	645	(43.9)
Electricity	509	423	20.3
Services, agency and others	641	797	(19.6)
Total domestic market	50,551	56,641	(10.8)
Exports	19,358	17,752	9.0
Crude oil	14,701	13,245	11.0
Fuel oil (including bunker fuel)	3,726	3,734	(0.2)
Other oil products and other products	931	773	20.4
Sales abroad *	692	909	(23.9)
Total foreign market	20,050	18,661	7.4
Sales revenues	70,601	75,302	(6.2)
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 70,601 million for the period Jan-Sep/2024, a 6.2% decrease (US$ 4,701 million) when compared to US$ 75,302 million for the period Jan-Sep/2023, mainly due to:

(i)	a US$ 4,549 million decrease in domestic market oil products revenues, of which US$ 3,652 million relates to a decrease in average domestic basic oil products prices following the reduction in average international prices for diesel and gasoline, and US$ 897 million relates to a decrease in sales volumes;

(ii)	a US$ 576 million decrease in domestic market crude oil revenues, composed of a US$ 650 million decrease which relates to a decrease in sales volumes, partially offset by a US$ 74 million increase which relates to an increase in average crude oil prices in domestic market following the appreciation of average Brent crude prices; and

(iii)	partially offset by a US$ 1,456 million increase in exported crude oil revenues, of which US$ 1,238 million relates to an increase in sales volumes, and US$ 218 million relates to an increase in the average price of crude oil exports following the appreciation of average Brent crude prices.

Cost of Sales

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Raw material, products for resale, materials and third-party services *	(16,929)	(18,164)	(6.8)
Depreciation, depletion and amortization	(7,434)	(7,740)	(4.0)
Production taxes	(8,772)	(8,853)	(0.9)
Employee compensation	(1,477)	(1,225)	20.6
Total	(34,612)	(35,982)	(3.8)

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 34,612 million for the period Jan-Sep/2024, a 3.8% decrease (US$ 1,370 million) when compared to US$ 35,982 million for the period Jan-Sep/2023, mainly due to lower costs with raw material and products for resale with emphasis on lower acquisition costs for imported crude oil and oil products.

Income (Expenses)

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Selling expenses	(3,794)	(3,709)	2.3
General and administrative expenses	(1,405)	(1,140)	23.2
Exploration costs	(715)	(828)	(13.6)
Research and development expenses	(571)	(512)	11.5
Other taxes	(1,143)	(643)	77.8
Impairment (losses) reversals, net	46	(482)	-
Other income and expenses, net	(4,318)	(1,995)	116.4
Total	(11,900)	(9,309)	27.8

Selling expenses were US$ 3,794 million for the period Jan-Sep/2024, a 2.3% increase (US$ 85 million) compared to US$ 3,709 million for the period Jan-Sep/2023, mainly due to higher logistical expenses related to natural gas transportation and higher volumes of crude oil exports.

General and administrative expenses were US$ 1,405 million for the period Jan-Sep/2024, a 23.2% increase (US$ 265 million) compared to US$ 1,140 million for the period Jan-Sep/2023, mainly due to effects of the 2023 labor agreement and the higher expenses with third-party services.

Other taxes were US$ 1,143 million for the period Jan-Sep/2024, a 77.8% increase (US$ 500 million) compared to US$ 643 million for the period Jan-Sep/2023, mainly due to enrollment to the tax settlement program, which allowed the settlement of significant legal disputes related to discussions on the incidence of taxes on remittances abroad involving chartering of vessels or platforms and their respective service contracts. Partially offset by a 9.2% extraordinary taxation over exports of crude oil in 2023, pursuant to Provisional Measure No. 1,163/2023. This extraordinary taxation was temporary and only applicable for the period March to June 2023.

5

Other income and expenses, net was a US$ 4,318 million expense in Jan-Sep/2024, a 116.4% increase (US$ 2,323 million) compared to a US$ 1,995 million expense for the period Jan-Sep/2023, mainly due to (i) effects of the intermediate remeasurement on the health care plan for retired employees due to the 2023 labor agreement (a US$ 1,000 million expense), and (ii) lower results on disposal/write-offs of assets (a US$ 189 million income in Jan-Sep/2024 compared to a US$ 1,150 million income in Jan-Sep/2023).

Net finance (expense) income

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Finance income	1,520	1,581	(3.9)
Income from investments and marketable securities (Government Bonds)	1,175	1,211	(3.0)
Other finance income	345	370	(6.8)
Finance expenses	(4,885)	(2,875)	69.9
Interest on finance debt	(1,628)	(1,715)	(5.1)
Unwinding of discount on lease liability	(1,648)	(1,253)	31.5
Capitalized borrowing costs	1,157	927	24.8
Unwinding of discount on the provision for decommissioning costs	(772)	(647)	19.3
Other finance expenses *	(1,994)	(187)	966.3
Foreign exchange gains (losses) and indexation charges	(5,724)	(1,334)	329.1
Foreign exchange gains (losses)	(3,834)	1,388	-
Reclassification of hedge accounting to the Statement of Income	(2,118)	(2,990)	(29.2)
Indexation to the Selic interest rate of anticipated dividends and dividends Payable	(370)	(428)	(13.6)
Recoverable taxes inflation indexation income	77	113	(31.9)
Other foreign exchange gains and indexation charges, net *	521	583	(10.6)
Total	(9,089)	(2,628)	245.9

* It includes, in Jan-Sep/2024, finance expense of US$ 1,804 million and indexation charges of US$ 235 million related to the tax settlement program - federal taxes..

Net finance (expense) income was an expense of US$ 9,089 million for the period Jan-Sep/2024, an increase of US$ 6,461 million compared to an expense of US$ 2,628 million for the period Jan-Sep/2023, mainly due to:

•	a foreign exchange loss of US$ 3,834 million in Jan-Sep/2024, as compared to a US$ 1,388 million gain in Jan-Sep/2023 reflecting a 12.5% depreciation of the real/US$ exchange rate in Jan-Sep/2024 (09/30/2024: R$ 5.45/US$, 12/31/2023: R$ 4.84/US$) compared to a 4.0% appreciation in Jan-Sep/2023 (09/30/2023: R$ 5.01/US$, 12/31/2022: R$ 5.22/US$), which applied to a higher average net liability exposure to the US$ during Jan-Sep/2024 than in Jan-Sep/2023.
•	other finance expenses of US$ 1,994 million in Jan-Sep/2024, a 966.3% increase (US$ 1,807 million) compared to US$ 187 million for the period Jan-Sep/2023 mainly due to financial expenses related to the tax settlement program, which were accrued and include indexation charges.
•	partially offset by lower reclassification of hedge accounting to the Statement of Income of US$ 2,118 million in Jan-Sep/2024, a 29.2% decrease (US$ 872 million) compared to US$ 2,990 million for the period Jan-Sep/2023.

Income tax expenses

Income tax was an expense of US$ 4,325 million in Jan-Sep/2024, compared to an expense of US$ 8,435 million in Jan-Sep/2023. The decrease was mainly due to lower net income before income taxes (US$ 14,696 million of income in Jan-Sep/2024 compared to a US$ 27,148 million income in Jan-Sep/2023), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 4,996 million in Jan-Sep/2024 compared to a US$ 9,231 million in Jan-Sep/2023.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 10,308 million for the period Jan-Sep/2024, a US$ 8,317 million decrease compared to a net income attributable to shareholders of Petrobras of US$ 18,625 million for the period Jan-Sep/2023, as explained above, mainly due to lower gross profit (US$ 35,989 million in Jan-Sep/2024 compared to US$ 39,320 million in Jan-Sep/2023), higher expenses (US$ 11,900 million of expenses in Jan-Sep/2024 compared to US$ 9,309 million of expenses in Jan-Sep/2023), higher net finance expenses (US$ 9,089 million of expenses in Jan-Sep/2024 compared to US$ 2,628 million of expenses in Jan-Sep/2023) partially offset by lower income tax expenses (US$ 4,325 million of expenses in Jan-Sep/2024 compared to US$ 8,435 million of expenses in Jan-Sep/2023).

6

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Exploration and Production *	9,034	7,672	17.8
Refining, Transportation and Marketing	1,262	1,029	22.6
Gas and Low Carbon Energies	297	143	107.7
Corporate and Other businesses	298	271	10.0
Total	10,891	9,115	19.5

* In Jan-Sep/2023, there is US$ 141 million of signature bonuses related to the Sudoeste de Sagitário, Água Marinha and Norte de Brava Blocks. In Jan-Sep/2024, there is US$ 21 million of signature bonuses related to the Pelotas Blocks.

In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects which Management believes are most profitable, relating to oil and gas production.

In Jan-Sep/2024, Capital Expenditures in the E&P segment totaled US$ 9,034 million, representing 82.9% of the CAPEX of the Company, a 17.8% increase when compared to US$ 7,672 million in Jan-Sep/2023, mainly due to the development of large projects in the Santos Basin, especially in the Búzios Field, and in development of production projects in the Campos Basin and to the US$ 21 million of signature bonuses related to the Pelotas Blocks in Jan-Sep/2024, partially offset by US$ 141 million of signature bonuses related to the Sudoeste de Sagitário, Água Marinha and Norte de Brava Blocks occurred in Jan-Sep/2023. CAPEX in Jan-Sep/2024 were mainly concentrated on: (i) the development of production in the pre-salt layer of the Santos Basin (US$ 4.9 billion); (ii) the development of production in Campos Basin pre-and post-salt layer projects (US$ 2.1 billion); and (iii) exploratory investments (US$ 0.7 billion).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Sep/2024	Jan-Sep/2023
Adjusted Cash and Cash Equivalents at the beginning of the period	17,902	12,283
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(5,175)	(4,287)
Cash and cash equivalents at the beginning of the period	12,727	7,996
Net cash provided by operating activities	29,780	31,543
Acquisition of PP&E and intangibles assets	(10,215)	(8,520)
Acquisition of equity interests	(13)	(22)
Proceeds from disposal of assets – (Divestments)	791	3,564
Financial compensation from co-participation agreement	397	391
Dividends received	121	75
Divestment (Investment) in marketable securities	(1,179)	(215)
Net cash used in investing activities	(10,098)	(4,727)
(=) Net cash provided by operating and investing activities	19,682	26,816
Proceeds from finance debt	1,553	1,300
Repayments of finance debt	(5,756)	(4,054)
Net change in finance debt	(4,203)	(2,754)
Repayment of lease liability	(5,796)	(4,494)
Dividends paid to shareholders of Petrobras	(12,871)	(15,234)
Dividends paid to non-controlling interest	(77)	(48)
Share repurchase program	(380)	(197)
Changes in non-controlling interest	(107)	(102)
Net cash used in financing activities	(23,434)	(22,829)
Effect of exchange rate changes on cash and cash equivalents	(281)	127
Cash and cash equivalents at the end of the period	8,694	12,110
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	6,187	5,162
Adjusted Cash and Cash Equivalents at the end of the period	14,881	17,272

Reconciliation of Free Cash Flow
Net cash provided by operating activities	29,780	31,543
Acquisition of PP&E and intangible assets	(10,215)	(8,520)
Acquisition of equity interests	(13)	(22)
Free Cash Flow *	19,552	23,001

*Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests.

As of September 30, 2024, the balance of Cash and cash equivalents was US$ 8,694 million and Adjusted Cash and Cash Equivalents totaled US$ 14,881 million.

The nine-month period ended September 30, 2024 had net cash provided by operating activities of US$ 29,780 million and positive Free Cash Flow of US$ 19,552 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 791 million, financial compensation from co-participation agreements of US$ 397 million, dividends received of US$ 121 million and proceeds from finance debt of US$ 1,553 million, were allocated to: (a) debt prepayments and payments of principal and interest due in the period of US$ 5,756 million; (b) repayment of lease liability of US$ 5,796 million; (c) dividends paid to shareholders of Petrobras of US$ 12,871 million; (d) share repurchase program of US$ 380 million; and (e) acquisition of PP&E and intangibles assets of US$ 10,215 million.

In the nine-month period ended September 30, 2024, the Company repaid several finance debts, in the amount of US$ 5,756 million, notably: (i) repurchase and withdraw of US$ 1,318 million of securities in the international capital market; and (ii) the pre-payment of US$ 250 million of loan in the international banking market.

In September 2024, the Company raised US$ 978 million through the issuance of Global Notes in the international capital market, maturing in 2035.

8

CONSOLIDATED DEBT

Debt (US$ million)	09.30.2024	12.31.2023	Change (%)
Capital Markets	16,005	17,514	(8.6)
Banking Market	7,490	8,565	(12.6)
Development banks	587	698	(15.9)
Export Credit Agencies	1,517	1,870	(18.9)
Others	157	154	1.9
Finance debt	25,756	28,801	(10.6)
Lease liability	33,376	33,799	(1.3)
Gross Debt	59,132	62,600	(5.5)
Adjusted Cash and Cash Equivalents	14,881	17,902	(16.9)
Net Debt	44,251	44,698	(1.0)
Leverage: Net Debt/(Net Debt + Market Capitalization)	33%	30%	10.0
Average interest rate (% p.a.)	6.6	6.4	3.1
Weighted average maturity of outstanding debt (years)	11.57	11.38	1.7

As of September 30, 2024, the Company has maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt decreased 5.5% (US$ 3,468 million) to US$ 59,132 million as of September 30, 2024 from US$ 62,600 million as of December 31, 2023, mainly due to lower finance debt (with a US$ 3,045 million decrease in the period) and decreased lease liabilities in the period (a US$ 423 million decrease). Gross Debt was maintained in the range between US$ 50,000 million and US$ 65,000 million target defined in the 2024-2028 Strategic Plan, mainly due to debt prepayments and scheduled repayments.

As of September 30, 2024, Net Debt decreased by 1.0% (US$ 447 million), reaching US$ 44,251 million, compared to US$ 44,698 million as of December 31, 2023, mainly due to a 16.9% decrease (US$ 3,021 million) in adjusted cash and cash equivalents (US$ 14,881 million as of September 30,2024 compared to US$ 17,902 million as of December 31, 2023).

9

RECONCILIATION OF ADJUSTED EBITDA, LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the net income before net finance (expense) income, income taxes, depreciation, depletion and amortization adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the Company's operating cash generation. This measure is used to calculate the metric Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Net income	10,371	18,713	(44.6)
Net finance (expense) income	9,089	2,628	245.9
Income taxes	4,325	8,435	(48.7)
Depreciation, depletion and amortization	9,483	9,648	(1.7)
Results in equity-accounted investments	304	235	29.4
Impairment of assets (reversals)	(46)	482	-
Results on disposal/write-offs of assets	(189)	(1,150)	(83.6)
Results from co-participation agreements in bid areas	(103)	(47)	119.1
Adjusted EBITDA	33,234	38,944	(14.7)
Allowance for credit loss on trade and other receivables	54	49	10.2
Trade and other receivables	1,622	587	176.3
Inventories	(354)	1,132	-
Trade payables	634	(1,017)	-
Taxes payable	(7,763)	(8,085)	(4.0)
Others	2,353	(67)	-
Net cash provided by operating activities – OCF	29,780	31,543	(5.6)

10

LTM Adjusted EBITDA and LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	09.30.2024	12.31.2023	Oct-Dec/2023	Jan-Mar/2024	Apr-Jun/2024	Jul-Sep/2024
Net income (loss)	16,653	24,995	6,282	4,805	(325)	5,891
Net finance (expense) income	8,794	2,333	(295)	1,939	6,869	281
Income taxes	6,291	10,401	1,966	2,147	(27)	2,205
Depreciation, depletion and amortization	13,115	13,280	3,632	3,362	3,138	2,983
Results in equity-accounted investments	373	304	69	93	188	23
Impairment of assets (reversals)	2,152	2,680	2,198	(9)	(37)	0
Results on disposal/write-offs of assets	(334)	(1,295)	(145)	(162)	(124)	97
Results from co-participation agreements in bid areas	(340)	(284)	(237)	(48)	(55)	0
Adjusted EBITDA	46,704	52,414	13,470	12,127	9,627	11,480
Allowance (reversals) for credit loss on trade and other receivables	45	40	(9)	30	18	6
Trade and other receivables	1,123	88	(499)	604	855	163
Inventories	78	1,564	432	(627)	272	1
Trade payables	697	(954)	63	407	(165)	392
Taxes payable	(10,141)	(10,463)	(2,378)	(3,143)	(3,440)	(1,180)
Others	2,943	523	590	(12)	1,920	445
Net cash provided by operating activities - OCF	41,449	43,212	11,669	9,386	9,087	11,307

11

Adjusted Cash and Cash Equivalents, Gross Debt, Net Debt, Net Cash provided by Operating Activities (LTM OCF), LTM Adjusted EBITDA, Gross Debt Net of Cash and Cash Equivalents/LTM OCF and Net Debt/LTM Adjusted EBITDA Metrics

The Net Debt/LTM Adjusted EBITDA metric is an important metric that supports our management in assessing the liquidity and leverage of Petrobras Group. This ratio is an important measure for management to assess the Company’s ability to pay off its debt, mainly because our Strategic Plan 2024-2028 defines US$ 65 billion as a maximum level for our Gross Debt.

The following table presents the reconciliation for this metric to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	09.30.2024	12.31.2023
Cash and cash equivalentes	8,694	12,727
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	6,187	5,175
Adjusted Cash and Cash equivalents	14,881	17,902
Finance debt	25,756	28,801
Lease liability	33,376	33,799
Current and non-current debt - Gross Debt	59,132	62,600
Net Debt	44,251	44,698
Net cash provided by operating activities - LTM OCF	41,449	43,212
Allowance for credit loss on trade and other receivables	(45)	(40)
Trade and other receivables	(1,123)	(88)
Inventories	(78)	(1,564)
Trade payables	(697)	954
Taxes payable	10,141	10,463
Others	(2,943)	(523)
LTM Adjusted EBITDA	46,704	52,414
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.22	1.15
Net Debt/LTM Adjusted EBITDA ratio	0.95	0.85

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Sales revenues	47,128	48,374	(2.6)
Gross profit	28,307	28,732	(1.5)
Income (Expenses)	(3,403)	(1,837)	85.2
Operating income	24,904	26,895	(7.4)
Net income attributable to the shareholders of Petrobras	16,499	17,719	(6.9)
Average Brent crude (US$/bbl)	82.79	82.14	0.8
Production taxes – Brazil	8,760	8,856	(1.1)
Royalties	5,483	5,144	6.6
Special Participation	3,250	3,677	(11.6)
Retention of areas	27	35	(22.9)

[1]

In the period Jan-Sep/2024, the gross profit for the E&P segment was US$ 28,307 million, a decrease of 1.5% compared to the period Jan-Sep/2023, mainly due to the reduction in sales revenues.

Operating income was US$ 24,904 million in the Jan-Sep/2024 period, a decrease of 7.4% compared to the Jan-Sep/2023 period, mainly due to the gain from the sale of Albacora Leste, Norte Capixaba and Potiguar Clusters in the period Jan-Sep/2023 which had no equivalent in Jan-Sep/2024. In addition to the higher tax expenses resulting from the adherence to the tax transaction related to taxes on remittances abroad involving chartering of vessels or platforms and their respective service contract.

In the period Jan-Sep/2024, the production taxes were US$ 8.760 million, a decrease of 1.1% compared to the period from Jan-Sep/2023 caused primarily by the lower special participation, due to the lower production in Tupi field.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Crude oil, NGL and natural gas – Brazil	2,687	2,696	(0.3)
Crude oil and NGL (mbbl/d)	2,173	2,188	(0.7)
Natural gas (mboed)	513	508	1.0
Crude oil, NGL and natural gas – Abroad	34	35	(2.9)
Total (mboed)	2,721	2,731	(0.4)

Production of crude oil, NGL and natural gas was 2,721 mboed in the period Jan-Sep/2024, representing a decrease of 0.4% compared to Jan-Sep/2023, mainly due to interventions to comply with operational safety requirements, decommissioning of the FPSO Cidade de Niterói platform (Marlim Leste field), divestments, higher volume of losses from scheduled maintenance stoppages and the natural production decline.  Partially offset by the ramp up of platforms Almirante Barroso (Búzios field), P-71 (Itapu field), FPSO Anna Nery (Marlim field), FPSO Anita Garibaldi (Marlim, Voador and Espadim fields) and FPSO Sepetiba (Mero field), in addition to the entry into production of new wells from complementary projects in the Campos and Santos Basins.

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Refining, Transportation and Marketing

Financial information

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Sales revenues	65,990	69,590	(5.2)
Gross profit	4,947	6,994	(29.3)
Income (Expenses)	(2,318)	(3,120)	(25.7)
Operating income	2,629	3,874	(32.1)
Net income attributable to the shareholders of Petrobras	1,309	2,325	(43.7)
Average refining cost (US$ / barrel) – Brazil	2.70	2.25	20.0
Average domestic basic oil products price (US$/bbl)	91.76	99.97	(8.2)

In the period Jan-Sep/2024, Refining, Transportation and Marketing gross profit was US$ 2,047 million lower than in the period Jan-Sep/2023 mainly due to a decrease in international margins, especially diesel and gasoline.

The decrease in operating income for the period Jan-Sep/2024 reflects lower gross profit partially offset by a decrease of expenses, mainly expenses with impairment related to the 2nd refining unit of RNEST and expenses with compensation for the termination of a vessel charter agreement, both occurred in Jan-Sep/2023.

The average refining cost in the period Jan-Sep/2024 was US$ 2.70/bbl, 20.0% higher than in the period Jan-Sep/2023, due to inflationary effects on personnel and service costs and to an increased scope of maintenance and revitalization activities in our refineries.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Total production volume	1,772	1,763	0.5
Domestic sales volume	1,707	1,747	(2.3)
Reference feedstock	1,813	1,835	(1.2)
Refining plants utilization factor (%)	93%	91%	2.2
Processed feedstock (excluding NGL)	1,650	1,637	0.8
Processed feedstock	1,697	1,685	0.7
Domestic crude oil as % of total	91%	91%	-

Domestic sales in the period Jan-Sep/2024 were 1,707 mbbl/d, a decrease of 2.3% compared to Jan-Sep/2023.

Gasoline sales volume decreased 7.2% in Jan-Sep/2024 compared to Jan-Sep/2023 mainly due to the higher competitiveness in price of hydrous ethanol compared to gasoline. Diesel sales volume decreased 3.1% between periods because of the higher imports from third parties and the increase of in biodiesel content from 12% to 14% in March 2024.

Total production of oil products for the period Jan-Sep/2024 was 1,772 mbbl/d, 0.5% higher than Jan-Sep/2023. In the first nine months of 2024 the utilization factor of our refineries was higher than in the same period of the previous year, compensating the effects of the divestment of the Guamaré Industrial Asset refinery, former RPCC.

Processed feedstock for the period Jan-Sep/2024 was 1,697 mbbl/d, 0.7% more than Jan-Sep/2023.

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Gas and Low Carbon Energies

Financial information

US$ million	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Sales revenues	6,961	8,250	(15.6)
Gross profit	3,317	3,991	(16.9)
Income (expenses)	(2,557)	(2,450)	4.4
Operating income (loss)	760	1,541	(50.7)
Net income (loss) attributable to the shareholders of Petrobras	530	978	(45.8)
Average natural gas sales price – Brazil (US$/bbl)	63.74	70.16	(9.2)

In Jan-Sep/2024, the sales revenues reduction in relation to Jan-Sep/2023 was due to the lower volume of natural gas sold to non-thermoelectric market and the lower average natural gas sales price.

The lower operating income in Jan-Sep/2024 compared to Jan-Sep/2023 is mainly due to the lower gross profit and the increase in sales expenses.

Operational information

	Jan-Sep/2024	Jan-Sep/2023	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	1,169	1,655	(29.4)
Sale of electricity - average MW	647	520	24.4
National gas delivered - million m³/day	30	34	(11.8)
Regasification of liquefied natural gas - million m³/day	4	1	300.0
Import of natural gas from Bolivia - million m³/day	14	16	(12.5)

In Jan-Sep/2024, Petrobras thermal availability sales decreased by 29.4% compared to Jan-Sep/2023, due to the expiration of contracts. In the same period, energy sales increased by 24.4% due to a less favorable hydrological scenario. In this scenario, thermal energy generation supplied periods of lower renewable energy generation.

On the natural gas supply side, with the impact of interventions in 2024, such as the planned maintenance on the Mexilhão Plataform and UTGCA gas processing unit in March, and with the lower volume of Bolivian gas available, there was a need to import more LNG in Jan-Sep/2024.

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GLOSSARY

ACL – Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR – Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance (expense) income; income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Average Domestic basic oil products price (US$/bbl) - represents Petrobras' domestic sales revenues per unit of basic oil products, which are: diesel, gasoline, LPG, jet fuel, naphtha and fuel oil.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow – Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Market Capitalization. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) – Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer